UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INTRABIOTICS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

46116T 506

(CUSIP Number)

Kevin C. Tang
Tang Capital Management, LLC
4401 Eastgate Mall
San Diego, CA 92121
(858) 200-3831

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46116T 506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tang Capital Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,068,917

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,068,917

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,917

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.51%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 46116T 506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tang Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,068,917

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,068,917

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,917

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.51%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 46116T 506

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kevin C. Tang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,445

	8.	Shared Voting Power 2,068,917

	9.	Sole Dispositive Power 150,445

	10.	Shared Dispositive Power 2,080,917

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,219,362

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.86%

14.	Type of Reporting Person (See Instructions) IN

Item 3.	Source and Amount of Funds or Other Consideration

Since the date of the last filing on Schedule 13D, Tang Capital Partners. L.P. made the following open market purchases of the common stock of Intrabiotics Pharmaceuticals, Inc. (the “Issuer”):

Date	Number of Shares	Price per Share

3/17/06	1,000	$3.428

3/20/06	500	$3.496

3/24/06	700	$3.4814

3/27/06	14,000	$3.4705

3/29/06	35,300	$3.4702

3/31/06	15,000	$3.4705

5/24/06	5,000	$3.5916

On March 31, 2006, Tang Capital Partners, L.P. received 9,278 shares of the Issuer’s common stock as a dividend.

Since the date of the last filing on Schedule 13D, the Tang Family Trust purchased 10,000 shares of the Issuer’s common stock on 2/28/06 for $3.40 per share.

Each purchaser used its own funds for the purchase, none of which were borrowed or otherwise obtained from any source to acquire the shares.

Item 5.	Interest in Securities of the Issuer

(a)           Amount beneficially owned and percentage of class:

Tang Capital Partners, LP	2,068,917 shares, representing 19.51% of the class
Tang Capital Management, LLC	2,068,917 shares, representing 19.51% of the class
Kevin C. Tang	2,219,362 shares, representing 20.86% of the class

Tang Capital Partners, LP is the record and beneficial owner of 766,455 shares of the Issuer’s common stock, and has the right to acquire an additional 1,302,462 shares of common stock upon exercise of warrants and conversion of convertible securities it holds.

Kevin C. Tang is the beneficial owner of 2,219,362 of the Issuer’s common stock, comprising 28,953 shares owned by Justin Lee Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee, 22,477 shares owned by Julian Tang under the UTMA, for which Kevin C. Tang serves as trustee, 1,319 shares owned by Noa Tang under the UTMA, for which Kevin C. Tang serves as trustee, 10,803 shares owned by the Tang Advisors LLC Profit Sharing Pan, for which Kevin C. Tang serves as trustee and is a participant, 27,442 shares held by the Tang Family Trust, for which Kevin C. Tang serves as trustee, 15,089 shares held by Kevin C. Tang’s Individual Retirement Account, 32,362 shares issuable upon exercise of options held by Kevin C. Tang within 60 days of this Statement, 6,000 shares owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”), 6,000 shares owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”) and 2,068,917 shares held or acquirable by Tang Capital Partners, LP.

Justin Lee Tang, Julian Tang and Noa Tang are Kevin C. Tang’s children. Kevin C. Tang is a beneficiary of the Tang Family Trust. Chang and Chung Kong are Kevin C. Tang’s in-laws and Mr. Tang may be deemed to have shared dispositive power over the shares held in the Chang IRA and the Chung IRA. Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manger of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP. Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein. Chang and Chung Kong are retired U.S. citizens and their address is 6429 Peinado Way, San Diego, CA 92121.

(b)           Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	150,445 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	2,068,917 shares
Tang Capital Management, LLC	2,068,917 shares
Kevin C. Tang	2,068,917 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	150,445 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	2,068,917 shares
Tang Capital Management, LLC	2,068,917 shares
Kevin C. Tang	2,080,917shares

(c)       Other than the purchases described in Item 3, none of Kevin C. Tang, Tang Capital partners, L.P. and Tang Capital Management, LLC. (each, a “Reporting Person” and collectively, “Reporting Persons”) has effected any transaction in the Issuer’s common stock within the last 60 days.

(d)           N/A.

(e)           N/A.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

May 30, 2006

TANG CAPITAL PARTNERS, LP

	By:	Tang Capital Management, LLC

	By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

	By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang